[Wilson Sonsini Goodrich & Rosati Letterhead]





                                January 15, 1999



Charles Szurgot
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Sigma Designs, Inc. Withdrawal of Post-Effective Amendment No. 1 to Registration Statement

Dear Mr. Szurgot:

         On behalf of Sigma Designs, Inc., a California corporation (the "Company"), attached please find a letter withdrawing the Company's Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Commission No. 333-48023) as filed with the Securities and Exchange Commission on December 11, 1998. Nothing in this or the attached letter should be construed to mean that the Company desires to withdraw Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (Commission No. 333-48023), or any other registration statement the Company may have on file with the Commission.
         Should you have any questions or comments, please do not hesitate to contact me at (650) 493-9300.

                               Very truly yours,

                               WILSON SONSINI GOODRICH & ROSATI
                               Professional Corporation


                               /s/ Helen E. Quinn

                               Helen E. Quinn

HEQ/emr

Enclosure

                        [Sigma Designs, Inc. Letterhead]




                                January 15, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Charles Szurgot

RE: SIGMA DESIGNS, INC. WITHDRAWAL OF POST-EFFECTIVE AMENDMENT NO.1 TO REGISTRATION STATEMENT ON FORM S-3

Ladies and Gentlemen:

         Sigma Designs, Inc., a California corporation, hereby withdraws its Post-Effective Amendment No.1 to Registration Statement on Form S-3 (Commission No. 333-48023) for the registration of its Common Stock, no par value, filed with the Securities and Exchange Commission on December 11, 1998.

                                   Sincerely,

                                   /s/ Thinh Q. Tran

                                   Thinh Q. Tran
                                   President and Chief Executive Officer